Algonquin Power & Utilities Corp. Announces 2021 First Quarter Financial Results
OAKVILLE, Ontario - May 6, 2021 - Algonquin Power & Utilities Corp. (TSX/NYSE: AQN) (“AQN” or the “Company”) today announced financial results for the first quarter ended March 31, 2021. All amounts are shown in United States dollars (“U.S. $” or “$”), unless otherwise noted.
“We are pleased to announce that today our Board of Directors approved a 10% increase in our annual common share dividend, supported in part by the ongoing execution of AQN's previously-announced 1,600 MW renewable energy construction program - the largest in the Company's history,” said Arun Banskota, President and Chief Executive Officer of AQN. “Nearly 1,400 MWs have already been placed in service and the remainder are on schedule for completion by year-end. This will effectively double our portfolio of owned and operated renewables, underscoring our commitment to growth, operational excellence, and sustainability."
Q1 2021 Financial Highlights
•Revenues of $634.5 million, an increase of 36%;
•Adjusted EBITDA1 of $282.9 million, an increase of 17%;
•Adjusted Net Earnings1 of $124.5 million, an increase of 21%;
•Adjusted Net Earnings1 per share of $0.20, an increase of 5%, in each case on a year-over-year basis.
Key Financial Information

All amounts in U.S. $ millions except per share information	Three months ended March 31
	2021	2020	Change
Revenue	$634.5	464.9	36%
Net earnings (loss) attributable to shareholders	13.9	(63.8)	122%
Per share	0.02	(0.13)	115%
Cash provided by (used in) operating activities	(243.5)	66.9	(464)%
Adjusted Net Earnings[1]	124.5	103.3	21%
Per share	0.20	0.19	5%
Adjusted EBITDA[1]	282.9	242.2	17%
Adjusted Funds from Operations[1]	205.3	179.3	15%
Dividends per share	0.1551	0.1410	10%
1.Please refer to "Non-GAAP Financial Measures" at the end of this document for further details.
Corporate Highlights
•Increase in Common Share Dividend - Consistent with AQN's history of delivering total shareholder return comprised of an attractive current dividend yield and capital appreciation, on May 6, 2021, AQN's Board of Directors approved a 10% dividend increase from a total annual dividend of $0.6204 per common share to a total annual dividend of $0.6824 per common share. The dividend will be paid quarterly at a rate of $0.1706 per common share, up from $0.1551 per common share.

•Completion of Midwest Greening the Fleet Initiative - AQN’s inaugural 'greening the fleet' initiative consists of 600 MWs of new strategically located wind energy generation in the U.S. Midwest. The 600 MWs are comprised of three wind projects, the 150 MW North Fork Ridge, 150 MW Kings Point and 300 MW Neosho Ridge facilities, which have now all been placed in service and acquired by The Empire District Electric Company. The 'greening the fleet' initiative is expected to provide benefits to the Regulated Services Group's electric customers in Missouri, Arkansas, Oklahoma and Kansas. Further, as a result of the retirement of the 200 MW Asbury Coal Facility on March 1, 2020, the initiative is also expected to reduce the Company's CO2e emissions in excess of 905,000 metric tons annually. With the drive to minimize CO2e emissions, AQN's commitment to 'greening the fleet' supports the important growth and sustainability levers for the Company.
•Completion of the Maverick Creek Wind Project - On April 21, 2021, the Renewable Energy Group achieved full commercial operations ("COD") at its 492 MW Maverick Creek Wind Facility, located in Concho County, Texas. The Maverick Creek Wind Facility is the Renewable Energy Group's 14th wind powered electric generating facility and is expected to generate approximately 1,920 GW-hrs of energy per year with the majority of output being sold through two long-term power purchase agreements with investment grade rated entities.
•Acquisition of Majority Interest in Texas Coastal Wind Facilities - In the first quarter of 2021, the Renewable Energy Group closed the acquisitions of a 51% interest in three of four wind facilities ("Texas Coastal Wind Facilities") that it had previously agreed to purchase from RWE Renewables Americas, LLC a subsidiary of RWE AG. The Stella, Cranell and East Raymond wind facilities are operational and represent 621 MW of the total portfolio. The fourth wind facility (West Raymond) is expected to reach COD in the second quarter of 2021 and have a generating capacity of 240 MW, for an expected total portfolio capacity of 861 MW. The Renewable Energy Group’s acquisition of a 51% interest in the West Raymond wind facility is expected to close following COD. The Texas Coastal Wind Facilities are located in the coastal region of south Texas and are expected to provide a complementary wind resource to the Company's existing assets in the State.
•Integration of ESSAL and Ascendant Utility Acquisitions - The first quarter of 2021 marked the first full quarter of contributions from the Regulated Services Group's acquisition of its majority interest in the Chilean regulated water and wastewater utility, Empresa de Servicios Sanitarios de Los Lagos S.A. ("ESSAL"), and its acquisition of Ascendant Group Limited, which owns the Bermuda Electric Light Company, the sole electric utility in Bermuda. The ongoing integration of the two utilities is proceeding well, and performance has been in line with expectations. The Regulated Services Group's track record of successfully integrating its regulated utility acquisitions remains a core competency, as it strives to deliver safe, reliable, and efficient essential services to its customers and communities.
•Issuance of Green Senior Unsecured Notes - Consistent with AQN's commitment to sustainability and ESG-focused initiatives, on April 9, 2021, the Renewable Energy Group issued C$400 million of 'green' senior unsecured debentures bearing interest at 2.85% and with a maturity date of July 15, 2031 (the "Debentures"). The net proceeds from the offering of the Debentures were or will be, as applicable, used in accordance with AQN's Green Financing Framework.

AQN's supplemental information is available on the web site at www.AlgonquinPowerandUtilities.com and in our corporate filings on SEDAR at www.sedar.com and EDGAR at www.sec.gov.
Earnings Conference Call
AQN will hold an earnings conference call at 10:00 a.m. eastern time on Friday, May 7, 2021 hosted by President and Chief Executive Officer, Arun Banskota and Chief Financial Officer, Arthur Kacprzak.

Date:	Friday, May 7, 2021
Time:	10:00 a.m. ET
Conference Call:	Toll Free Dial-In Number	(833) 670-0721
	Toll Dial-In Number	(825) 312-2060
	Conference ID	3675026
Webcast:	https://event.on24.com/wcc/r/3079718/2EEC1CE59E87CEB12E20CF93F37B363E
Presentation also available at: www.algonquinpowerandutilities.com
About Algonquin Power & Utilities Corp. and Liberty
Algonquin Power & Utilities Corp., parent company of Liberty, is a diversified international generation, transmission, and distribution utility with approximately $15 billion of total assets. Through its two business groups, the Regulated Services Group and the Renewable Energy Group, AQN is committed to providing safe, secure, reliable, cost-effective, and sustainable energy and water solutions through its portfolio of electric generation, transmission, and distribution utility investments to over one million customer connections, largely in the United States and Canada. AQN is a global leader in renewable energy through its portfolio of long-term contracted wind, solar, and hydroelectric generating facilities. AQN owns, operates, and/or has net interests in over 3 GW of installed renewable generation capacity.
AQN is committed to delivering growth and the pursuit of operational excellence in a sustainable manner through an expanding global pipeline of renewable energy and electric transmission development projects, organic growth within its rate-regulated generation, distribution, and transmission businesses, and the pursuit of accretive acquisitions.
AQN's common shares, Series A preferred shares, and Series D preferred shares are listed on the Toronto Stock Exchange under the symbols AQN, AQN.PR.A, and AQN.PR.D, respectively. AQN's common shares, Series 2018-A subordinated notes and Series 2019-A subordinated notes are listed on the New York Stock Exchange under the symbols AQN, AQNA and AQNB, respectively.
Visit AQN at www.algonquinpowerandutilities.com and follow us on Twitter @AQN_Utilities.
Investor Inquiries:
Amelia Tsang
Vice President, Investor Relations
Algonquin Power & Utilities Corp.
E-mail: InvestorRelations@APUCorp.com
Telephone: (905) 465-4500
Media Inquiries:
Stephanie Bose
Director, Corporate Communications

Liberty
E-mail: Corporate.Communications@libertyutilities.com
Telephone: (905) 465-4500
Caution Regarding Forward-Looking Information
Certain statements included in this news release constitute ‘‘forward-looking information’’ within the meaning of applicable securities laws in each of the provinces of Canada and the respective policies, regulations and rules under such laws and ‘‘forward-looking statements’’ within the meaning of the U.S. Private Securities Litigation Reform Act of 1995 (collectively, ‘‘forward-looking statements”). The words “will”, “expects”, “intends”, "forecasts", "targets" and similar expressions are often intended to identify forward-looking statements, although not all forward-looking statements contain these identifying words. Specific forward-looking statements in this news release include, but are not limited to statements regarding: expected generating capacity and completion dates of renewable energy construction projects; expectations regarding the anticipated closing of AQN's acquisition of a 51% interest in the West Raymond Wind Facility; anticipated customer benefits resulting from the Midwest 'greening the fleet' initiative; the expected reduction in carbon emissions due to the retirement of the Asbury coal generation plant; and the expected use of proceeds from the offering of the Debentures. These statements are based on factors or assumptions that were applied in drawing a conclusion or making a forecast or projection, including assumptions based on historical trends, current conditions and expected future developments. Since forward-looking statements relate to future events and conditions, by their very nature they require making assumptions and involve inherent risks and uncertainties. AQN cautions that although it is believed that the assumptions are reasonable in the circumstances, these risks and uncertainties give rise to the possibility that actual results may differ materially from the expectations set out in the forward-looking statements. Material risk factors and assumptions include those set out in AQN's Management Discussion & Analysis and Annual Information Form for the year ended December 31, 2020, and in AQN's Management Discussion & Analysis for the three months ended March 31, 2021 (the "Interim MD&A"), each of which is or will be available on SEDAR and EDGAR. Given these risks, undue reliance should not be placed on these forward-looking statements, which apply only as of their dates. Other than as specifically required by law, AQN undertakes no obligation to update any forward-looking statements to reflect new information, subsequent or otherwise.
Non-GAAP Financial Measures
The terms "Adjusted Net Earnings", “Adjusted EBITDA” and "Adjusted Funds from Operations" are used in this press release. The terms "Adjusted Net Earnings", “Adjusted EBITDA” and "Adjusted Funds from Operations" are not recognized measures under U.S. GAAP. There is no standardized measure of "Adjusted Net Earnings", “Adjusted EBITDA” and "Adjusted Funds from Operations"”; consequently, AQN's method of calculating these measures may differ from methods used by other companies and therefore may not be comparable to similar measures presented by other companies. An explanation, calculation and analysis of "Adjusted Net Earnings", “Adjusted EBITDA” and "Adjusted Funds from Operations", including a reconciliation to the most directly comparable U.S. GAAP measure, where applicable, can be found in the Interim MD&A.
Adjusted EBITDA
Adjusted EBITDA is a non-GAAP measure used by many investors to compare companies on the basis of ability to generate cash from operations. AQN uses these calculations to monitor the amount of cash generated by AQN. AQN uses Adjusted EBITDA to assess the operating performance of AQN without the effects of (as applicable): depreciation and amortization expense, income tax expense or recoveries, acquisition costs, litigation expenses, interest expense, gain or loss on derivative financial instruments, write down of intangibles and property, plant and equipment, earnings attributable to non-controlling interests, non-service pension and post-employment costs, cost related to tax equity financing, costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform (as defined herein), costs related to condemnation proceedings, financial impacts from the Market Disruption Event (as defined herein) on the Company's Senate Wind Facility, gain or loss on foreign exchange, earnings or loss from discontinued operations, changes in value of investments carried at fair value, and other typically non-recurring or unusual items. AQN adjusts for these factors as they may be non-cash, unusual in nature and are not factors used by management for evaluating the operating performance of the Company. AQN believes that presentation of this measure will enhance an investor’s understanding of AQN’s operating performance. Adjusted EBITDA is not intended to be representative of cash provided by operating activities or results of operations determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Net Earnings
Adjusted Net Earnings is a non-GAAP measure used by many investors to compare net earnings from operations without the effects of certain volatile primarily non-cash items that generally have no current economic impact or items such as acquisition expenses or litigation expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Net Earnings to assess its performance without the effects of (as applicable): gains or losses on foreign exchange, foreign exchange forward contracts, interest rate swaps, acquisition costs, one-time costs of arranging tax equity financing, certain litigation expenses and write down of intangibles and property, plant and equipment, earnings or loss from discontinued operations, unrealized mark-to-market revaluation impacts (other than those realized in connection with the sales of development assets), costs related to management succession and executive retirement, costs related to prior period adjustments due to U.S. Tax Reform, costs related to condemnation proceedings, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, changes in value of investments carried at fair value, and other typically non-recurring or unusual items as these are not reflective of the performance of the underlying business of AQN. The Non-cash accounting charge related to the revaluation of U.S. deferred income tax assets and liabilities as a result of implementation of the effects of the Tax Cuts and Jobs Act ("U.S. Tax Reform") is adjusted as it is also considered a non-recurring item not reflective of the performance of the underlying business of AQN. AQN believes that analysis and presentation of net earnings or loss on this basis will enhance an investor’s understanding of the operating performance of its businesses. Adjusted Net Earnings is not intended to be representative of net earnings or loss determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Adjusted Funds from Operations
Adjusted Funds from Operations is a non-GAAP measure used by investors to compare cash flows from operating activities without the effects of certain volatile items that generally have no current economic impact or items such as acquisition expenses that are viewed as not directly related to a company’s operating performance. AQN uses Adjusted Funds from Operations to assess its performance without the effects of (as applicable): changes in working capital balances, acquisition expenses, litigation expenses, cash provided by or used in discontinued operations, financial impacts from the Market Disruption Event on the Company's Senate Wind Facility, and other typically non-recurring items affecting cash from operations as these are not reflective of the long-term performance of the underlying businesses of AQN. AQN believes that analysis and presentation of funds from operations on this basis will enhance an investor’s understanding of the operating performance of its businesses.

Adjusted Funds from Operations is not intended to be representative of cash flows from operating activities as determined in accordance with U.S. GAAP, and can be impacted positively or negatively by these items.
Reconciliation of Adjusted EBITDA to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted EBITDA and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to U.S. GAAP consolidated net earnings.

	Three Months Ended March 31
(all dollar amounts in $ millions)	2021	2020
Net earnings (loss) attributable to shareholders	$13.9	$(63.8)
Add (deduct):
Net earnings attributable to the non-controlling interest, exclusive of HLBV[1]	6.4	4.4
Income tax recovery	(21.6)	(13.7)
Interest expense	49.6	46.2
Other net losses[3]	8.4	0.9
Pension and post-employment non-service costs	3.7	3.4
Change in value of investments carried at fair value[2]	71.7	190.8
Impacts from the Market Disruption Event[4] on the Senate Wind Facility	53.4	—
Gain on derivative financial instruments	(1.1)	(0.1)
Realized gain (loss) on energy derivative contracts	0.2	(0.1)
Loss (gain) on foreign exchange	0.9	(4.7)
Depreciation and amortization	97.4	78.9
Adjusted EBITDA	$282.9	$242.2

1	HLBV represents the value of net tax attributes earned during the period primarily from electricity generated by certain U.S. wind power and U.S. solar generation facilities. HLBV earned in the three months ended March 31, 2021 amounted to $23.6 million as compared to $19.9 million during the same period in 2020.
2	See Note 6 in the unaudited interim consolidated financial statements.
3	See Note 16 in the unaudited interim consolidated financial statements.
4	Due to icing caused by the February 2021 extreme winter storm conditions experienced in Texas and parts of the central U.S., the Company’s Senate Wind facility was unable to produce the required energy to satisfy the quantities required to be delivered under its financial hedge and was required to settle at the significantly elevated pricing that persisted in the Electric Reliability Council of Texas (ERCOT) market over several days in February 2021 (the "Market Disruption Event").

Reconciliation of Adjusted Net Earnings to Net Earnings
The following table is derived from and should be read in conjunction with the consolidated statement of operations. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Net Earnings and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to consolidated net earnings in accordance with U.S. GAAP.
The following table shows the reconciliation of net earnings to Adjusted Net Earnings exclusive of these items:

	Three Months Ended March 31
(all dollar amounts in $ millions except per share information)	2021	2020
Net earnings (loss) attributable to shareholders	$13.9	$(63.8)
Add (deduct):
Gain on derivative financial instruments	(1.1)	(0.1)
Realized gain (loss) on energy derivative contracts	0.2	(0.1)
Other net losses[2]	8.4	0.9
Loss (gain) on foreign exchange	0.9	(4.7)
Change in value of investments carried at fair value[1]	71.7	190.8
Impacts from the Market Disruption Event on the Senate Wind Facility	53.4	—
Other non-recurring adjustments	—	1.0
Adjustment for taxes related to above	(22.9)	(20.7)
Adjusted Net Earnings	$124.5	$103.3
Adjusted Net Earnings per share	$0.20	$0.19

1	See Note 6 in the unaudited interim consolidated financial statements.
2	See Note 16 in the unaudited interim consolidated financial statements.
Reconciliation of Adjusted Funds from Operations to Cash Flows from Operating Activities
The following table is derived from and should be read in conjunction with the consolidated statement of operations and consolidated statement of cash flows. This supplementary disclosure is intended to more fully explain disclosures related to Adjusted Funds from Operations and provides additional information related to the operating performance of AQN. Investors are cautioned that this measure should not be construed as an alternative to cash flows from operating activities in accordance with U.S GAAP.
The following table shows the reconciliation of cash flows from (used in) operating activities to Adjusted Funds from Operations exclusive of these items:

	Three Months Ended March 31
(all dollar amounts in $ millions)	2021	2020
Cash flows from (used in) operating activities	$(243.5)	$66.9
Add (deduct):
Changes in non-cash operating items	388.5	109.0
Production based cash contributions from non-controlling interests	4.8	3.4
Impacts from the Market Disruption Event on the Senate Wind Facility	53.4	—
Acquisition-related costs	2.1	—
Adjusted Funds from Operations	$205.3	$179.3